Exhibit 99.2

FORM OF
ENGAGEMENT AND INDEMNIFICATION AGREEMENT

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of February [  ] 2020 (this “Agreement”), by and between Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”) and [                 ] (“Nominee”).

WHEREAS, Pangaea has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the “Slate”) of Pangaea for election to the Board of Directors (the “Board of Directors”) of Rayonier Advanced Materials Inc., a Delaware corporation (the “Company”), at the 2020 annual meeting of stockholders of the Company (including any adjournments or postponements thereof) (the “Annual Meeting”) and/or at any special meeting of the stockholders of the Company (including any adjournments or postponements thereof) (a “Special Meeting”) and (ii) named as such in the proxy soliciting materials related to the Annual Meeting and/or a Special Meeting;

WHEREAS, Pangaea may solicit proxies from the stockholders of the Company in support of Nominee’s election as a director of the Company at the Annual Meeting and/or a Special Meeting (the “Solicitation”); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting and/or a Special Meeting or appointed by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Pangaea that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.                                          Certain Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below:

“Claim” means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Pangaea, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

“Expenses” means all reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable out-of-pocket costs and expenses of Nominee incurred in connection with seeking enforcement of this Agreement in the event that Nominee is successful in such enforcement action, in each case except to the extent arising out of or resulting from Nominee’s knowing violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or material omission in any information provided by Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

“Indemnifiable Event” means any event or occurrence relating to or arising out of, or any action taken or omitted to be taken in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee’s knowing violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or material omission in the information provided by the Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company, but excluding any personal or business insurance maintained by Nominee).

“Loss or Losses” means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee’s knowing violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or material omission in the information provided by the Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

Section 2.                                          Agreement to be Named and Serve; Consideration.  Nominee hereby agrees to (a) be a nominee for election to the Board of Directors at the Annual Meeting and/or a Special Meeting, (b) be named as such in the proxy soliciting materials related to the Annual Meeting and/or a Special Meeting, (c) serve as a director of the Company if so elected at the Annual Meeting and/or a Special Meeting or appointed by other means, (d) devote the time and energy necessary to participate in the Solicitation as requested by Pangaea, subject to reasonable attempts to accommodate Nominee’s other professional responsibilities and avoid conflicts with Nominee’s pre-existing schedule, by Nominee making him or herself available to attend and participate in meetings with, interviews with and presentations to stockholders, analysts, fund managers, representatives of nominee holders, proxy advisory firms, members of the media, and other persons that Pangaea may reasonably request in connection with the Solicitation, the election of the Slate or any stockholder resolutions Pangaea may determine to bring before the Company’s stockholders in connection with the Solicitation and (e) subject to Section 4 below, reasonably cooperate with Pangaea in connection with any litigation or investigation arising out of or related to the Solicitation, including the nomination of the Slate, and subject to reasonable attempts to accommodate Nominee’s other professional responsibilities and avoid conflicts with Nominee’s pre-existing schedule, to be reasonably available to respond to and participate as reasonably necessary in any such action or investigation.  In addition, you have agreed that, concurrently with your execution of this Agreement, you will execute the instrument attached hereto as Annex I, directed to the Company, informing the Company that you consent to being nominated for election as a director of the Company and, if elected, consent to serving as a director of the Company.  If Nominee serves on the Slate and does not withdraw, Pangaea will pay Nominee an aggregate fee of [$     ], such amount to be paid as follows:  (i) one-half of the fee will be paid at the time Nominee is nominated to the Board of Directors by Pangaea, and (ii) the remaining portion of the fee shall be paid at the conclusion of the Solicitation (whether by conclusion of the Annual Meeting and/or Special Meeting or pursuant to the terms of a settlement agreement), regardless of outcome.

Section 3.                                          Questionnaire; Disclosure of Information.  Nominee hereby agrees (a) to promptly complete and sign the written questionnaire requesting information relating to Nominee’s background and qualifications (the “Questionnaire”) and the written representation and agreement (the “Representation and Agreement”), each in the form provided by the Company to Pangaea pursuant to Sections 2.9 and 2.10 of the Company’s Amended and Restated Bylaws (effective June 27, 2014) (the “Bylaws”), (b) that Nominee’s responses in the Questionnaire and the representations made in the Representation and Agreement will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, his or her nomination to the Board of Directors or the Solicitation under (i) the Bylaws or (ii) pursuant to the rules and regulations contained in the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by Pangaea, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify Pangaea of any changes or updates to any information provided by Nominee to Pangaea pursuant to this Section 3.  Nominee further agrees that Pangaea may forward the Representation and Agreement and the Questionnaire to the Company, and Pangaea may at any time, in its discretion, publicly disclose such information, as well as the existence and contents of this Agreement.  Furthermore, Nominee understands that Pangaea may elect, at its expense, to conduct a background and reference check of Nominee and Nominee agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.  Pangaea shall, upon request, provide Nominee with a copy of any written background and reference check report and an opportunity to correct or supplement any information therein.

Section 4.                                          Indemnification.  (a) In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Pangaea, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 30 days after written request is made to Pangaea accompanied by supporting documentation).

Nominee shall give Pangaea prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee’s possession) as soon as Nominee becomes aware thereof.

(b)                                 In the case of the commencement of any Claim against Nominee in respect of which he or she may seek indemnification from Pangaea hereunder, Pangaea will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim, as provided below.  In addition, Pangaea shall have the right to assume control of the defense of such Claim with counsel chosen by Pangaea, unless Nominee has independent counsel as provided for by this provision.  To the extent that Pangaea may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Pangaea hereunder, Pangaea shall provide Nominee with written notice of Pangaea’s election to assume the defense of such Claim.  From and after such election by Pangaea to assume defense of a Claim, Pangaea will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith).  If in any Claim for which indemnity may be sought hereunder Pangaea shall not have timely assumed the defense thereof with counsel reasonably satisfactory to Nominee, or Nominee shall have been advised by his or her counsel in writing that it would be reasonably likely to result in a conflict of interest for the same counsel to represent both Nominee and Pangaea in such Claim, or if Nominee has been advised by counsel that Nominee has separate or additional defenses than those available to Pangaea with regard to such Claim, Nominee shall have the right to employ his or her own independent counsel reasonably satisfactory to Pangaea in such Claim, in which event Pangaea shall pay directly or reimburse Nominee for any costs not paid directly for all reasonable out-of-pocket legal fees and expenses incurred by Nominee in connection with the defense thereof; provided, however, that Pangaea shall be obligated to pay for only one firm to serve as counsel for all of Pangaea’s nominees for election to the Board of Directors.  The foregoing provision for one firm to serve as counsel for all Nominees shall not apply in the event that counsel for any Nominee opines that an individual Nominee has a defense not available to other Nominees and/or the Nominee’s rights may be in conflict with another Nominee.  Nominee shall not settle any Claim without the prior written consent of Pangaea, which consent shall not be unreasonably withheld.  The prior sentence shall not apply if counsel for Nominee opines that the rights of the Nominee are in conflict with Pangaea, in which case Nominee may settle any such Claim only after written notice to and consultation with Pangaea and good faith consideration of Pangaea’s views and recommendations as to any such settlement.  Pangaea shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee’s prior written consent (which consent shall not be unreasonably withheld).

(c)                                  Nominee’s right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by Pangaea any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to Pangaea by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses.  The indemnification and reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named as a member of the Slate.

(d)                                 Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Pangaea provided by this Agreement will not apply to any event or occurrence (i) prior to the date hereof or subsequent to the conclusion of the Solicitation or such earlier time as Nominee is no longer a member of the Slate, or (ii) relating to or directly or indirectly arising out of Nominee’s service as a director of the Company.

Section 5.                                          Publicity.  From and after the date hereof until the date on which Nominee is elected or appointed to serve as a director, Nominee shall coordinate with Pangaea with respect to Nominee’s public disclosures regarding the Solicitation, including press releases, public announcements and statements or disclosures to the media concerning this Agreement, the Solicitation or any of the matters contemplated hereby by using commercially reasonable efforts to notify Pangaea with respect to any planned media engagements, and to the extent feasible, to coordinate with Pangaea on the text of such disclosures or topics to be discussed in connection with such engagements.

Section 6.                                          No Agency.  Each of Pangaea and Nominee acknowledges that Nominee is not acting as an agent of Pangaea or in a fiduciary capacity with respect to Pangaea and that Nominee is not assuming any duties or obligations to Pangaea other than those expressly set forth in this Agreement.  Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency and nothing contained herein shall entitle Nominee to any compensation from Pangaea, except for the fee provided for in Section 2 hereunder.  Each of Pangaea and Nominee further acknowledges that, should Nominee be elected to the Board of Directors, Nominee will be acting as a director of the Company, on behalf of the Company and all of its stockholders, independent of and not controlled by Pangaea, and all of Nominee’s activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his or her fiduciary duties to the Company and its stockholders.  Nothing in this Agreement is intended to or shall govern or restrict Nominee’s decisions or conduct as a Company director.  Each of Pangaea and Nominee further acknowledges that there is no agreement between or among them regarding the voting or holding of any shares of the Company.

Section 7.                                          Amendment, Etc.  No supplement, modification or amendment of this Agreement shall be binding unless executed in a writing signed by the parties hereto.  No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  The parties may not waive or vary any right hereunder except by an express written waiver or variation.  Any failure to exercise or any delay in exercising any such rights, or any partial or defective exercise of any such rights, shall not operate as a waiver or variation of that or any other such right.  The waiver by one party of any breach of this Agreement by another party shall not be deemed a waiver of any other prior or subsequent breach of this Agreement.

Section 8.                                          Subrogation.  In the event of payment under this Agreement, Pangaea shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Pangaea effectively to bring suit to enforce such rights.

Section 9.                                          No Duplication of Payments.  Pangaea shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder.

Section 10.                                   Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

If to Pangaea, to:

Pangaea Ventures, L.P.

450 Park Avenue, Suite 2700

New York, NY 10022

Attn:  Peter DeSorcy

Email:  pdesorcy@orteliusinvestments.com

If to Nominee, to:

[                                 ]

[                                 ]

[                       ]

Attn:

Email:

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 10.  Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 10.

Section 11.                                   Termination.  This Agreement shall automatically terminate on the earliest to occur of (a) Nominee is not elected as a director of the Company following a Solicitation in which Pangaea nominated (and did not withdraw) candidates for election, (b) Nominee’s election to the Board of Directors and (c) two (2) years from the date hereof; provided, that Pangaea may terminate this Agreement at any time upon written notice to Nominee; provided, further, that Pangaea’s obligations with respect to payments to Nominee under Section 2 hereunder, reimbursement and indemnification to Nominee under Section 4 and Section 15 hereunder, and Nominee’s obligations with respect to indemnification and advancement under Section 4 hereunder, expense reimbursement under Section 15 hereunder and non-disclosure under Section 16 hereunder, shall each remain in full force and effect and survive the termination of this Agreement.

Section 12.                                   Nominee Acknowledgement.  Nominee acknowledges that Pangaea shall be under no obligation to nominate Nominee for election.  Nominee acknowledges that Pangaea will rely upon information provided by Nominee for purposes of preparing submissions to the Company, proxy solicitation materials and other public disclosure.

Section 13.                                   Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.  Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.  Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 10, such service to become effective ten days after such mailing.

Section 14.                                   Execution by Counterparts/Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed by facsimile, PDF, or other electronic means.

Section 15.                                   Expense Reimbursement.  Pangaea hereby agrees to reimburse Nominee for his or her reasonable, documented, out-of-pocket expenses incurred as a result of being a member of the Slate, including, without limitation, reimbursement for reasonable out-of-pocket travel expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that he or she needs to retain legal counsel to represent Nominee in connection with being a member of the Slate (other than in connection with a claim for indemnification, which is addressed in Section 4) he or she will employ counsel selected by Pangaea and reasonably satisfactory to Nominee.  Should Nominee be elected to the Board of Directors, other than as expressly set forth herein, Pangaea will not be liable for any expenses or any other liabilities incurred by Nominee during the period following election to the Board of Directors.

Section 16.                                   Non-Disclosure.  Nominee acknowledges and agrees that, unless otherwise authorized by Pangaea, Nominee will hold in strict confidence and will not use nor disclose to third parties information Nominee receives from Pangaea or any of its agents or representatives or information developed by Nominee based upon such information Nominee receives, except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Nominee, (b) information which Nominee learns from a third party (other than Pangaea or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Pangaea or its agents or representatives, (c) following Nominee’s election as a director of the Company, information which is necessary for Nominee to disclose in order to comply with Nominee’s duties under applicable law or (d) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (d), Nominee hereby agrees to use commercially reasonable efforts to notify Pangaea promptly so that Pangaea may seek a protective order or other appropriate remedy or, in Pangaea’s sole discretion, waive compliance with the terms of this Section 16; provided, further, that in the event that no such protective order or other remedy is obtained, or that Pangaea waives compliance with the terms of this Section 16, Nominee further agrees to furnish only that portion of the confidential information which Nominee is advised by counsel is legally required and will cooperate with Pangaea’s efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information.  Except for disclosures pursuant to clauses (c) and (d) above, Nominee further agrees not to (i) make any public statement or any other form of communication relating to the Solicitation without the prior permission of Pangaea and (ii) stand for election through nomination by the Company or any other shareholder of the Company (other than Pangaea), as director of the Company without the prior permission of Pangaea.  Nothing in this paragraph shall constrain Nominee’s communications with his or her counsel, or prevent Nominee from disclosing information to his or her counsel.

Section 17.                                   Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 18.                                   Headings.  The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

Section 19.                                   Warranty of Authority.  Each person executing this Agreement represents and warrants that he or she has full authority to sign this Agreement on behalf of the party for which he or she is acting and that the parties will thereby be fully bound by the terms of this Agreement.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

Section 20.                                   Remedies.  Nominee hereby acknowledges that money damages would be both difficult to calculate and speculative and an insufficient remedy for any breach of Nominee obligations in Sections 2, 3, 4, 5 and/or 16 and that any such breach would cause Pangaea irreparable harm.  Accordingly, Nominee also agrees that in the event of any breach or threatened breach of Sections 2, 3, 4, 5 and/or 16 Pangaea, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security or proof of actual damages.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC
Its: General Partner

By:
Peter DeSorcy, Managing Member

[NOMINEE]

Name:

[Signature Page to Engagement and Indemnification Agreement]

ANNEX I

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A

PROXY STATEMENT OR SOLICITATION STATEMENT AND TO SERVE AS A DIRECTOR

I, [                  ], hereby consent to being named as a nominee for the Board of Directors of Rayonier Advanced Materials Inc. (the “Company”) with any proxy or solicitation statement issued relating to the election of directors of the Company, at any Annual Meeting of Stockholders or otherwise. I hereby certify I will serve as a director of the Company if so elected.

Dated as of: February [•], 2020

Name: